Exhibit 99.1

ASX Release

27 October 2020

Opthea Receives A$8.5m R&D Tax Incentive

Melbourne, Australia; 27 October 2020 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing a novel therapy to treat highly prevalent and progressive retinal diseases, today announces it has received a A$8.5 million research and development (R&D) tax credit from the Australian Taxation Office. The cash incentive is for research and development costs incurred in the 2019/2020 financial year, and represents the amount disclosed in the company’s audited financial statements at 30 June 2020.

The R&D tax incentive credit relates to both Australian and eligible overseas expenditure for the development of Opthea’s lead candidate OPT-302. The R&D Tax Incentive is as an Australian Federal Government program under which companies can receive cash incentives for 43.5% of eligible research and development expenditure.

Dr Megan Baldwin, CEO & Managing Director of Opthea commented “This R&D tax incentive credit of A$8.5 million further strengthens our balance sheet as Opthea prepares to initiate patient recruitment into pivotal Phase 3 clinical trials of OPT-302 in wet AMD early in 2021.”

About Opthea

Opthea (ASX:OPT) is a biopharmaceutical company developing a novel therapy to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement, including, but not limited to, the initiation of patient recruitment for Opthea’s planned pivotal Phase 3 clinical trials of OPT-302 in wet AMD. Such statements are based on Opthea’s current plans, objectives, estimates, expectations and intentions and are subject to certain risks and uncertainties, including risks and uncertainties associated with clinical trials and product development and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus filed with the SEC on October 19, 2020. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:
Megan Baldwin, PhD	Tel: +61 (0) 3 9826 0399
CEO & Managing Director	info@opthea.com
Opthea Limited	www.opthea.com
Tel: +61 (0) 447 788 674
megan.baldwin@opthea.com

Australia:	U.S.A. & International:
Rudi Michelson	Jason Wong
Monsoon Communications	Blueprint Life Science Group
Tel: +61 (0) 3 9620 3333	Tel: +1 415 375 3340, Ext 4
Jwong@bplifescience.com